UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

Kala Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

483119202
(CUSIP Number)

June 5, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 483119202	13G	Page 1 of 9 Pages

1.	NAME OF REPORTING PERSONS Checkpoint Capital (Master) Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 228,032
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 228,032
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 228,032
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7% (See Note 1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 2,348,687 outstanding shares of Common Stock (as defined in Item 2(d) below) as of May 8, 2023 represented in the Issuer's 10-Q filed with the Securities and Exchange Commission ("SEC") on May 9, 2023.

CUSIP No. 483119202	13G	Page 2 of 9 Pages

1.	NAME OF REPORTING PERSONS Checkpoint Capital, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 228,032 (See Note 3)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 228,032 (See Note 3)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 228,032 (See Note 3)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7% (See Note 2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, HC

(2)	See Note (1) Above.

(3)	Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Checkpoint Capital, LP expressly disclaims beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that Checkpoint Capital, LP is the beneficial owner of any of the securities reported herein.

CUSIP No. 483119202	13G	Page 3 of 9 Pages

1.	NAME OF REPORTING PERSONS Sam Huang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 228,032
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 228,032
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 228,032
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7% (See Note 4)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(4) See Note (1) Above.

CUSIP No. 483119202	13G	Page 4 of 9 Pages

Item 1(a).	Name of Issuer:

Kala Pharmaceuticals, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1167 Massachusetts Avenue

Arlington, MA, 02476

Item 2(a).	Name of Persons Filing:

This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons", with respect to the shares of Common Stock (as defined in Item 2(d) below) of the Company:

(i)	Checkpoint Capital (Master) Fund, LP

(ii)	Checkpoint Capital, LP

(iii)	Sam Huang

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(i)	Checkpoint Capital (Master) Fund, LP

c/o Checkpoint Capital, LP

611 Washington Street

San Francisco, CA 94111

(ii)	Checkpoint Capital, LP

611 Washington Street

San Francisco, CA 94111

(iii)	Sam Huang

c/o Checkpoint Capital, LP

611 Washington Street

San Francisco, CA 94111

Item 2(c).	Citizenship:

(i)	Checkpoint Capital (Master) Fund, LP – DE

(ii)	Checkpoint Capital, LP – DE

(iii)	Sam Huang – USA

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share (“Common Stock”)

Item 2(e).	CUSIP Number:

483119202

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

CUSIP No. 483119202	13G	Page 5 of 9 Pages

Item 4.	Ownership

(i)	Checkpoint Capital (Master) Fund, LP

(a)	Amount beneficially owned: 228,032 (See Note 5)

(b)	Percent of class: 9.7% (See Note 6)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 228,032 (see Note 5)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 228,032 (See Note 5)

(ii)	Checkpoint Capital, LP

(a)	Amount beneficially owned: 228,032 (See Note 5)

(b)	Percent of class: 9.7% (See Note 6)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 228,032 (see Note 5)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 228,032 (See Note 5)

(iii)	Sam Huang

(a)	Amount beneficially owned: 228,032 (See Note 5)

(b)	Percent of class: 9.7% (See Note 6)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 228,032 (See Note 5)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 228,032 (See Note 5)

CUSIP No. 483119202	13G	Page 6 of 9 Pages

Note 5:

Checkpoint Capital, LP which serves as the investment manager to Checkpoint Capital (Master) Fund, LP ("the Fund"), may be deemed to be the beneficial owner of all shares of Common Stock held by the Fund. Mr. Sam Huang, as Managing Member of Checkpoint Capital LP, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by the Fund. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Checkpoint Capital, LP and Mr. Sam Huang expressly disclaim beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that Checkpoint Capital, LP or Mr. Sam Huang are the beneficial owner of any of the securities reported herein.

Note 6:

Based on 2,348,687 outstanding shares of Common Stock as of May 8, 2023 represented in the Issuer's 10-Q filed with the SEC on May 9, 2023.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

See Note 5 above. The Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

See Note 5 above.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

CUSIP No. 483119202	13G	Page 7 of 9 Pages

Item 10.	Certifications:

Each of the Reporting Persons makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 15, 2023

Checkpoint Capital (Master) Fund, LP

By: Checkpoint Capital (GP), LLC its General Partner

By: /s/ Sam Huang

Name: Sam Huang.

Title: Managing Member

Checkpoint Capital, LP

By: /s/ Sam Huang

Name: Sam Huang

Title: Managing Member

SAM HUANG

By: /s/ Sam Huang

CUSIP No. 483119202	13G	Page 8 of 9 Pages

EXHIBIT A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referenced to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the rules thereunder may be filed on each of his, her or its behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1(k).

Dated: June 15, 2023

Checkpoint Capital (Master) Fund, LP

By: Checkpoint Capital (GP), LLC, its General Partner

By: /s/ Sam Huang

Name: Sam Huang

Title: Managing Member

Checkpoint Capital, LP

By: /s/ Sam Huang

Name: Sam Huang

Title: Managing Member

SAM HUANG

By: /s/ Sam Huang

CUSIP No. 483119202	13G	Page 9 of 9 Pages